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March 1, 2010	jrappoport@kilpatrickstockton.com
VIA EDGAR
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PVF Capital Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 12, 2010
File No. 333-163042
Dear Mr. Clampitt:
     On behalf of PVF Capital Corp. (the “Company”), enclosed please find the Company’s responses to the comment letter, dated February 17, 2010, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1/A”) filed by the Company with the Commission on January 12, 2010. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.
General
1. Please update the financial statements in accordance with Rule 3-12 of Regulation S-X.
Response to Comment No. 1:
     The financial statements included in the Form S-1/A have been updated in accordance with Rule 3-12 of Regulation S-X.

Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
March 1, 2010

Incorporation by Reference, page 10
2. Please update this section in accordance with Item 12(a) of Form S-1.
Response to Comment No. 2:
     Please see the revised disclosure on page 10 of the prospectus.
* * *
     If you have any questions or further comments regarding the above-referenced filing, please call the undersigned at 202.508.5820.
Very truly yours,
KILPATRICK STOCKTON LLP
/s/ Joel E. Rappoport
Joel E. Rappoport
Enclosures

cc:	Matt McNair, U.S. Securities and Exchange Commission
Robert J. King, Jr., PVF Capital Corp.
Ed Debevec, PVF Capital Corp.
Stephen F. Donahoe, Esq.